UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

AETHERIUM ACQUISITION CORP.
(Name of Issuer)

Class A common stock, $0.0001 par value
(Title of Class of Securities)

00809J 101
(CUSIP Number)

Jonathan Chan Aetherium Capital Holdings LLC 79B Pemberwick Rd. Greenwich, CT 06831 (650) 450-6836
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	00809J 101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Aetherium Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,887,250 (1)
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
2,887,250 (1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,887,250 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.37% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Includes 2,358,750 shares of Class B Common Stock, $0.0001 par value per share, and 528,500 shares of Class A Common Stock underlying private units. Each unit consists of one share of Class A Common Stock and one warrant. Each warrant entitles the holder thereof to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment. These securities are held directly by Aetherium Capital Holdings LLC (the “Sponsor”). Jonathan Chan is the manager of the Sponsor and as such has voting and investment control over the investments held by the Sponsor.

(2) Based on 14,903,500 total shares outstanding, including (i) 11,500,000 shares of Class A Common Stock included in the public units sold in the issuer’s intial public offering, (ii) 528,500 shares of Class A Common Stock included in the private units held by the Sponsor, and (iii) 2,875,000 shares of Class B Common Stock held by the initial stockholders, as set forth in the issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on January 3, 2022.

SCHEDULE 13D

CUSIP No.	00809J 101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jonathan Chan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
160,400 (1)
	8	SHARED VOTING POWER
2,887,250 (1)
	9	SOLE DISPOSITIVE POWER
160,400 (1)
	10	SHARED DISPOSITIVE POWER
2,887,250 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,047,650 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.45% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes 2,358,750 shares of Class B Common Stock, $0.0001 par value per share and 528,500 shares of Class A Common Stock underlying private units held by the Sponsor, of which Jonathan Chan is the manager and as such has voting and investment control over the investments held by the Sponsor, and 160,400 shares of Class B Common Stock held directly by Jonathan Chan. Each unit consists of one share of Class A Common Stock and one warrant. Each warrant entitles the holder thereof to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment.

(2) Based on 14,903,500 total shares outstanding, including (i) 11,500,000 shares of Class A Common Stock included in the public units sold in the issuer’s intial public offering, (ii) 528,500 shares of Class A Common Stock included in the private units held by the Sponsor, and (iii) 2,875,000 shares of Class B Common Stock held by the initial stockholders, as set forth in the issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on January 3, 2022.

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A Common Stock, par value $0.0001 and Class B Common Stock, par value $0.0001 (together, the “Common Stock”) of Aetherium Acquisition Corp., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 79B Pemberwick Rd., Greenwich, CT 06831.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by Aetherium Capital Holdings LLC, a Delaware limited liability corporation (the “Sponsor”) and Jonathan Chan (collectively, the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is 79B Pemberwick Rd., Greenwich, CT 06831.

(c)	The Sponsor’s principal business is to act as the Issuer’s sponsor. Jonathan Chan is the manager of Aetherium Capital Holdings LLC.

(d)	During the last five years, neither the Reporting Persons (or a controlling entity thereof) nor any executive officer or director of any of the Reporting Persons (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither the Reporting Persons (or a controlling entity thereof) nor any executive officer or director of any of the Reporting Persons (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Sponsor is a Delaware limited liability company. Mr. Chan is a citizen of Singapore.

Item 3.	Source and Amount of Funds or Other Considerations

The Sponsor expended an aggregate of approximately $5,305,511 of its own investment capital to acquire the securities of the Issuer held by the Sponsor and disclosed in this Schedule 13D, and Mr. Chan expended approximately $1,395 of his own funds to acquire the secruties of the Issuer held by Mr. Chan and disclosed in this Schedule 13D (the “Securities”).

Item 4.	Purpose of Transaction

Founder Shares

On May 11, 2021, the Sponsor purchased 2,875,000 founder shares of Class B Common Stock for an aggregate purchase price of $25,000, or approximately $0.009 per share. In June 2021, the Sponsor transferred 20,000 shares each to Mr. Chan and David Kopp, 15,000 shares to the Issuer’s Chief Financial Officer and 10,000 shares to each of the Issuer’s independent directors. In July 2021, the Sponsor also transferred 431,250 shares to ARC Group Limited. In November 2021, ARC Group Limited transferred 140,400 shares to Max Mark Capital Limited, 140,400 shares to Jonathan Chan, and 10,000 shares to Mei Eng Goy. Each of these share transfers were completed at the same per share purchase price as the Sponsor paid for the founder shares, or $0.009 per share.

Private Placement Units

On January 3, 2022, simultaneously with the closing of the Issuer’s IPO, the Sponsor acquired 528,500 private placement units (“Private Placement Units”) at $10.00 per Private Placement Unit, for an aggregate purchase price of $5,285,000, pursuant to a Private Placement Unit Subscription Agreement dated December 29, 2021 between the Issuer and the Sponsor (the “Private Placement Unit Subscription Agreement”). The Private Placement Units are identical to the units sold to the public in the IPO. The Sponsor has agreed not to transfer, assign or sell any of the Private Placement Units until 30 days after the completion of the Issuer’s initial business combination.

The Reporting Persons will continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to any restrictions described herein, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

Item 5.	Interest in Securities of the Issuer

(a) (b)	As of January 3, 2022, the Sponsor directly beneficially owned 2,358,750 shares of Class B Common Stock and 528,500 shares of Class A Common Stock underlying Private Placement Units. These securities are held directly by the Sponsor. Jonathan Chan is the manager of the Sponsor, and as such has voting and investment control over the investments held by the Sponsor. Accordingly, Mr. Chan may be deemed to beneficially own these shares.

As of January 3, 2022, Mr. Chan directly beneficially owned 160,400 shares of Class B Common Stock. These securities are held directly by the Mr. Chan.

These Securities represent approximately 20.45% of the shares of Common Stock of the Issuer that were deemed to be outstanding following the IPO as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on January 3, 2022.

(c)	Information with respect to all transactions in the shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and 6 incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Securities Subscription Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, 2,875,000 shares of Class B Common Stock were purchased by the Sponsor for an aggregate amount of $25,000 pursuant to the Securities Subscription Agreement between the Issuer and the Sponsor, dated May 11, 2021 (the “Securities Subscription Agreement”). The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Stock Transfer Agreements

On June 4, 2021, the Sponsor transferred 20,000 shares each to the Issuer’s Chief Executive Officer and David Kopp, 15,000 shares to the Issuer’s Chief Financial Officer and 10,000 shares to each of the Issuer’s independent directors. In July 2021, the Sponsor also transferred 431,250 shares to ARC Group Limited. In November 2021, ARC Group Limited transferred 140,400 shares to Max Mark Capital Limited, 140,400 shares to Jonathan Chan, and 10,000 shares to Mei Eng Goy. The description of the Stock Transfer Agreements is qualified in its entirety by reference to the full text of such agreements, copies of which is filed as an exhibit hereto.

Insider Letter

On December 29, 2021, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor, the Issuer’s officers and directors, and other initial stockholders of the Issuer. Pursuant to the Letter Agreement, the Sponsor, the Issuer’s officers and directors and the other initial stockholders have each agreed that if the Issuer seeks shareholder approval of a proposed business combination it will vote all shares held by it in favor of such proposed business combination.

Pursuant to the Letter Agreement, the Sponsor and Mr. Chan have agreed not to transfer any founder shares of Class B Common Stock (or shares of Common Stock issuable upon conversion thereof) until the earliest of (A) six months after the completion of the Issuer’s initial business combination and (B) subsequent to the Issuer’s initial business combination, (x) if the last reported sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Issuer’s initial business combination or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

The Letter Agreement provides exceptions pursuant to which the Sponsor and Mr. Chan can transfer such shares to certain permitted transferees as further described in the Letter Agreement. Under the Letter Agreement, neither the Private Placement Units nor the securities underlying such units may be transferred (except to certain permitted transferees) until 30 days after the consummation of the initial business combination.

Under the Letter Agreement, the Sponsor and Mr. Chan also agreed they will not propose any amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Issuer’s obligation to redeem the shares of Common Stock underlying the units sold in the Issuer’s IPO if the Issuer does not complete a business combination within 15 months from the closing of its IPO unless the Issuer provides its public shareholders with the opportunity to redeem their shares upon approval of any such amendment.

Under the Letter Agreement, the Sponsor and Mr. Chan agreed to waive, with respect to any shares of the Common Stock held by them, any redemption rights they may have in connection with the consummation of a business transaction, including, without limitation, any such rights available in the context of a shareholder vote to approve such business transaction or in the context of a tender offer made by the Issuer to purchase shares of the Common Stock.

The Sponsor and Mr. Chan also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Letter Agreement), they will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any third party for services rendered or products sold to the Issuer, or by any prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement for a business combination, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account to below (i) $10.15 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes; provided that such indemnity shall not apply if such third party or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Warrant Agreement

On December 29, 2021, the Issuer entered into a warrant agreement (the “Warrant Agreement”), with Continental Stock Transfer & Trust Company, as warrant agent. Each warrant entitles the holder to purchase one share of Class A Common Stock of the Issuer at an exercise price of $11.50 per share, subject to adjustment, as provided in the Warrant Agreement.

Each warrant will become exercisable on the later of one year after the date of the Issuer’s final prospectus for its IPO or the completion of the Issuer’s initial business combination, and will expire five years after the completion of an initial business combination, or earlier upon redemption. Pursuant to the Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that holders must exercise warrants in multiples of at least four warrants.

The summary of such Warrant Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Private Placement Unit Subscription Agreement

On January 3, 2022, simultaneously with the closing of the Issuer’s IPO, the Sponsor acquired 528,500 Private Placement Units at a purchase price of $10.00 per Private Placement Unit, pursuant to a Private Placement Unit Subscription Agreement. The Private Placement Units and the underlying securities are subject to a lock up provision, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The summary of such Private Placement Unit Subscription Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Registration Rights Agreement

On December 29, 2021, in connection with the Issuer’s IPO, the Issuer, the Sponsor, officers and directors of the Issuer and other initial stockholders of the Issuer entered into a registration rights agreement, pursuant to which the Holders (as defined therein) are entitled to request that the Issuer register certain of its securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the holders have the right to include their securities in other registration statements filed by the Issuer.

The summary of the registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2	Subscription Agreement, dated May 11, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on July 21, 2021).

Exhibit 99.3	Stock Transfer Agreements.

Exhibit 99.4	Letter Agreement, dated December 29, 2021, by and among the Issuer, its officers and directors, the Sponsor and certain other stockholders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 4, 2022).

Exhibit 99.5	Warrant Agreement, dated December 29, 2021, by and between the Issuer and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 4, 2022).

Exhibit 99.6	Private Placement Unit Subscription Agreement, dated December 29, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 4, 2022).

Exhibit 99.7	Registration Rights Agreement, dated December 29, 2021, by and among the Issuer, the Sponsor, and certain other stockholders party thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 4, 2022).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2022

AETHERIUM CAPITAL HOLDINGS LLC

By: Jonathan Chan, its Manager

By:	/s/ Jonathan Chan
Name:	Jonathan Chan
Title:	Manager

By:	/s/ Jonathan Chan
Name:	Jonathan Chan

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).